UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2009
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “NOVA ANNOUNCES RECORD NET INCOME IN THE THIRD QUARTER OF 2009”

        This report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491); and November 5, 2007 (File No. 333-147140) and into Nova Measuring Instruments Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on May 11, 2007 (File No. 333-142834).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2009	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: nova@gkir.com
http://www.nova.co.il

Company Press Release

NOVA ANNOUNCES RECORD NET INCOME
IN THE THIRD QUARTER OF 2009

64% sequential revenue increase to $11.4 million and record quarterly net income of $1.7 million;
Company expects trend to continue

Rehovot, Israel – November 3, 2009 – Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2009 third quarter financial results.

Highlights for the Third Quarter of 2009

—	Total revenues of $11.4 million, up 64% sequentially and 29% from the third quarter of 2008

—	Gross margins of 48%, up from 41% in the second quarter of 2009 and 24% in the third quarter of 2008

—	Record high quarterly GAAP net income of $1.7 million, or $0.08 per diluted share

—	Continued market share gains

2009 Third Quarter Results

Total revenues for the third quarter of 2009 were $11.4 million, an increase of 29% relative to the third quarter of 2008, and an increase of 64% relative to the second quarter of 2009.

Gross margin for the third quarter of 2009 was 48%, compared with 24% in the third quarter of 2008 and 41% in the second quarter of 2009.

Operating expenses in the third quarter of 2009 were $4.0 million, compared with $4.7 million in the third quarter of 2008, and $3.0 million in the second quarter of 2009.

On a GAAP basis, the company reported record net income of $1.7 million in the third quarter of 2009, or $0.08 per diluted share. This compares to a GAAP net loss of $2.6 million, or $0.14 per share, for the third quarter of 2008, and a net loss of $0.1 million for the second quarter of 2009.

On a non-GAAP basis, which excludes stock-based compensation and inventory write-off charges, the company reported record net income of $1.8 million in the third quarter of 2009, or $0.09 per diluted share. This compares with a non-GAAP net loss of $1.7 million, or $0.09 per share, in the third quarter of 2008, and breakeven results in the second quarter of 2009.

The company generated $1.9 million in cash from operating activities during the third quarter of 2009. Total cash reserves increased to $16.1 million at the end of the third quarter of 2009.

Management Comments

“As anticipated, third quarter results showed excellent sequential improvement and a real turnaround compared to the third quarter of last year”, commented Gabi Seligsohn, President and CEO of Nova. “We doubled our gross margins and reported a swing of over $4 million from a net loss of $2.6 million in the third quarter of 2008 to a net profit of $1.7 million in the third quarter of 2009, on improved revenues which grew 29%. In addition, our order patterns remain strong and we expect this trend to continue”.

“Looking forward, sales of both our Integrated and Stand Alone solutions are well-positioned for further growth, because they enable cost-effective migration to lower technology nodes, while still using existing process equipment. Another positive sign is that we have begun to receive orders related to capacity expansions, driven by consumer demand for mobile computing devices such as netbooks and high end cellular devices. Given the significant increase we are continuing to see in our bookings, we expect to continue and show strong financial performance in the coming quarters”.

The Company will host a conference call today, November 3, 2009, at 8:30am ET. To participate, please dial in the US: 1-888-668-9141; or internationally: +972-3-918-0609. A recording of the call will be available on Nova’s website, within 24 hours following the end of the call.

In addition, the conference call will also be webcast live from a link on Nova’s website at www.nova.co.il.

This press release provides financial measures that exclude non-cash charges for stock-based compensation, inventory write-off and impairment charges and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova’s performance because they reflect our operational results and enhances management’s and investors’ ability to evaluate Nova’s performance before charges considered by management to be outside Nova’s ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to: unanticipated consequences of the global economic crisis, our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31,2008 filed with the Securities and Exchange Commission on March 30, 2009. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of September 30,	As of December 31,
	2009	2008

CURRENT ASSETS
Cash and cash equivalents	15,546	19,325
Short-term interest-bearing bank deposits	47	97
Trade accounts receivable	5,602	2,783
Inventories	4,709	6,862
Other current assets	1,212	1,086

	27,116	30,153

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	525	544
Other Long-term assets	170	157
Severance pay funds	2,266	2,141

	2,961	2,842

FIXED ASSETS, NET	2,196	2,796

Total assets	32,273	35,791

CURRENT LIABILITIES
Trade accounts payable	1,516	3,480
Deferred income	699	2,385
Other current liabilities	3,357	4,042

	5,572	9,907

LONG-TERM LIABILITIES
Liability for employee severance pay	3,238	3,152
Deferred income	242	351
Other long-term liability	38	40

	3,518	3,543

SHAREHOLDERS' EQUITY	23,183	22,341

Total liabilities and shareholders' equity	32,273	35,791

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2009	2009	2008

REVENUES
Product sales	8,717	4,631	5,535
Services	2,677	2,333	3,305

	11,394	6,964	8,840

COST OF REVENUES
Product sales	3,699	2,050	2,872
Inventory write-off	-	-	850
Services	2,191	2,091	2,956

	5,890	4,141	6,678

GROSS PROFIT	5,504	2,823	2,162

OPERATING EXPENSES
Research & Development expenses, net	1,850	1,183	2,301
Sales & Marketing expenses	1,523	1,293	1,631
General & Administration expenses	594	484	760

	3,967	2,960	4,692

OPERATING PROFIT (LOSS)	1,537	(137)	(2,530)

INTEREST INCOME (EXPENSES), NET	153	43	(94)

NET INCOME (LOSS) FOR THE PERIOD	1,690	(94)	(2,624)

Net income (loss) per share:
Basic	0.09	(0.00)	(0.14)

Diluted	0.08	(0.00)	(0.14)

Shares used for calculation of net income (loss)
per share:
Basic	19,417	19,378	19,378

Diluted	19,942	19,378	19,378

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Nine-months ended
	September 30,	September 30,
	2009	2008

REVENUES
Product sales	16,993	22,645
Services	7,085	10,096

	24,078	32,741

COST OF REVENUES
Product sales	7,333	10,884
Inventory write-off	-	850
Services	6,554	9,363

	13,887	21,097

GROSS PROFIT	10,191	11,644

OPERATING EXPENSES
Research & Development expenses, net	4,816	6,383
Sales & Marketing expenses	3,989	6,113
General & Administration expenses	1,581	2,461
Impairment loss on equipment related to Hypernex assets and
liabilities acquisition	-	633

	10,386	15,590

OPERATING LOSS	(195)	(3,946)

INTEREST INCOME, NET	132	96

NET LOSS FOR THE PERIOD	(63)	(3,850)

Basic net loss per share	(0.00)	(0.20)

Shares used for calculation of basic net loss per share	19,391	19,366

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	September 30,	Three months ended June 30,	September 30,
	2009	2009	2008

CASH FLOW - OPERATING ACTIVITIES

Net income (loss) for the period	1,690	(94)	(2,624)

Adjustments to reconcile net loss to net cash
used in operating activities:

Depreciation and amortization	311	276	323
Amortization of deferred stock-based
compensation	130	100	123
Increase (decrease) in liability for employee
termination benefits, net	(2)	144	(33)

Net recognized losses (gains) on investments	4	(4)	4
Increase in trade accounts receivables	(622)	(2,441)	(208)
Decrease in inventories	790	636	1,703
Decrease (increase) in other current and long term
assets	45	(608)	314
Decrease in trade accounts payables	(662)	(102)	(494)
Increase (decrease) in current liabilities	1,039	(2)	(1,918)
Increase (decrease) in short and long term
deferred income	(857)	(44)	526

Net cash from (used in) operating activities	1,866	(2,139)	(2,284)

CASH FLOW - INVESTMENT ACTIVITIES

Increase in short-term interest-bearing bank deposits	-	-	(46)
Decrease (increase) in short-term investments	4,595	-	(4,243)
Proceeds from held to maturity securities	-	-	1,506
Proceeds (investments) in long-term deposits	(2)	141	9
Additions to fixed assets	(72)	(24)	(165)

Net cash from (used in) investment activities	4,521	117	(2,939)

CASH FLOW - FINANCING ACTIVITIES

Shares issued under employee share-based plans	142	-	-

Net cash from investment activities	142	-	-

Increase (decrease) in cash and cash equivalents	6,529	(2,022)	(5,223)
Cash and cash equivalents - beginning of period	9,017	11,039	13,744

Cash and cash equivalents - end of period	15,546	9,017	8,521

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Nine months ended
	September 30,	September 30,
	2009	2008

CASH FLOW - OPERATING ACTIVITIES

Net loss for the period	(63)	(3,850)
Adjustments to reconcile net loss to net cash
used in operating activities:

Depreciation and amortization	907	1,005
Amortization of deferred stock-based compensation	336	442
Increase in liability for employee termination benefits, net	28	94
Impairment loss on equipment	-	633

Net recognized losses on investments	-	17
Decrease (increase) in trade accounts receivables	(2,819)	3,898
Decrease in inventories	1,946	571
Decrease in other current and long term assets	134	207
Decrease in trade accounts payables and other long term
liabilities	(1,964)	(3,561)
Decrease in current liabilities	(600)	(3,117)
Increase (decrease) in short and long term deferred income	(1,795)	1,079

Net cash used in operating activities	(3,890)	(2,582)

CASH FLOW - INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	50	(118)
Increase in short-term and long-term investments	-	(8,554)
Proceeds from held to maturity securities	-	3,700
Proceeds from long-term deposits	19	1,643
Additions to fixed assets	(100)	(904)

Net cash used in investment activities	(31)	(4,233)

CASH FLOW - FINANCING ACTIVITIES

Shares issued under employee share-based plans	142	12

Net cash from financing activities	142	12

Decrease in cash and cash equivalents	(3,779)	(6,803)
Cash and cash equivalents - beginning of period	19,325	15,324

Cash and cash equivalents - end of period	15,546	8,521

NOVA MEASURING INSTRUMENTS LTD.
DISCLOSURE OF NON-GAAP NET INCOME (LOSS)
(U.S. dollars in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2009	2009	2008

GAAP Net income (loss) for the period	1,690	(94)	(2,624)

Non-GAAP Adjustments:
Stock based compensation expenses	130	100	123
Inventory write-off	-	-	850

Non-GAAP Net income (loss) for the period	1,820	6	(1,651)

Non-GAAP net income (loss) per share:
Basic	0.09	0.00	(0.09)

Diluted	0.09	0.00	(0.09)

Shares used for calculation of non-GAAP net income
(loss) per share:
Basic	19,417	19,378	19,378

Diluted	19,942	19,378	19,378

	Nine months ended
	September 30,	September 30,
	2009	2008

GAAP Net loss for the period	(63)	(3,850)

Non-GAAP Adjustments:
Stock based compensation expenses	336	442
Inventory write-off	-	850
Impairment loss on equipment related to
Hypernex assets and liabilities acquisition	-	633

Non-GAAP Net income (loss) for the period	273	(1,925)

Non-GAAP net income (loss) per share:
Basic	0.01	(0.10)

Diluted	0.01	(0.10)

Shares used for calculation of non-GAAP net
income (loss) per share
Basic	19,391	19,366

Diluted	19,749	19,433